Exhibit 6

KMC PARTNERS, LLC

LIMITED LIABILITY COMPANY AGREEMENT, dated as of November 5, 1999, by and between Kenneth D. Cole and Maria Cuomo Cole as Members (the “Members”).

Preliminary Statement

The Members desire to form a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. §§18-101, et seq., as amended from time to time (the “Delaware Act”).

Accordingly, in consideration of the mutual promises made herein, the parties hereto hereby agree as follows.

ARTICLE I.

General Provisions

Section 1.01. Name. The name of the Company is “KMC Partners, LLC”.

Section 1.02. Purposes. The Company has been organized (a) to engage in all aspects of capital investment and management, directly or through partnerships, as general partner or otherwise, including investment in securities, real estate assets, oil, gas, mineral or other interests of any kind in natural resources (including interests commonly known as working interests in oil, gas or any other mineral) and intellectual property rights; (b) to act as the general partner of KMC Partners, L.P.; (c) to conduct such other activities as are necessary or incidental to the foregoing purposes; and (d) to engage in any other activities permitted under applicable law.

Section 1.03. Registered Office; Registered Agent. The registered office of the Company in the State of Delaware is 9 East Loockerman Street, Dover, Delaware 19901. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is National Corporate Research, Ltd., 9 East Loockerman Street, Dover, Delaware 19901.

Section 1.04. Members. Kenneth D. Cole is the Managing Member of the Company and his address is [intentionally omitted]. The name and address of the other Member is as follows:

Member	Address

Maria Cuomo Cole	[Intentionally omitted]

Section 1.05. Capital Contributions; Percentage Interests. The Members shall make initial aggregate capital contributions to the Company totaling $1000 in the following proportions (“Percentage Interests”):

Member	Percentage Interest

Kenneth D. Cole	50%

Maria Cuomo Cole	50%

The Members may make additional capital contributions to the Company at the times and in the aggregate amounts determined by the Managing Member, which contributions shall be reflected in the Members’ Percentage Interests.

Section 1.06. Restrictions on Transfer. No Member shall have the right to sell, assign, pledge, transfer or otherwise dispose of all or any part of his or her interest in the Company without the written approval of the Managing Member, in his sole discretion. Any purported sale, assignment, transfer or other disposition of all or any part of an interest in the Company not in accordance with the foregoing shall be null and void and of no force or effect.

ARTICLE II.

Management of the Company

The power to make decisions with regard to the day-to-day management of the Company shall be vested solely in the Managing Member, or such Members or officers as may from time to time hereinafter be designated as the Managing Member. Except as authorized by the Managing Member, the Members shall have no right or authority to act on behalf of the Company in connection with any matter. The Managing Member shall exercise its powers in his capacity as a Member, and there shall be no “manager” as defined in the Delaware Act.

ARTICLE III.

Capital Accounts of Members and Operation Thereof

Section 3.01. Definitions. For the purposes of this Agreement, unless the context otherwise requires:

(a) “Code” means the Internal Revenue Code of 1986, as amended.

(b) “Net Income or Net Loss”, as appropriate, means, for any period, the taxable income or tax loss of the Company for such period for Federal income tax purposes as determined by the Company’s independent public accountants taking into account any separately stated items, increased by the amount of any tax-exempt income of the Company during such period and decreased by the amount of any Code Section 705(a)(2)(B) expenditures (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) of the Company; provided, however, that Net Income or Net Loss of the Company shall be computed without regard to the amount of any items of gross income, gain, loss or deduction that are specially allocated pursuant to Sec. 3.04. In the event that the Capital Accounts are adjusted pursuant to Sec. 3.02(b), the Net Income or Net Loss of the Company (and the constituent items of income, gain, loss and deduction) realized thereafter shall be computed in accordance with the principles of Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(c) “Section 704(c) Property” means any Company property that is contributed to the Company pursuant to Sec. 3.02(a)(ii) or revalued pursuant to Sec. 3.02(b) of this Agreement, in either case if the fair market value of such property differs from its adjusted basis as of the date of such contribution or revaluation.

Section 3.02. Capital Accounts.

(a) There shall be established for each Member on the books of the Company a capital account (a “Capital Account”), which shall be maintained and adjusted as required in Section 704(b) and the Treasury regulations promulgated thereunder. The Capital Account of a Member shall be credited with (i) the amount of all cash capital contributions by such Member to the Company and (ii) the fair market value of any property contributed by such Member to the Company (net of any liabilities secured by such property that the Company is considered to assume or take subject to under Section 752 of the Code). The Capital Account of a Member shall be increased by the amount of any Net Income (or items of gross income) allocated to such Member pursuant to Secs. 3.03 and 3.04, and decreased by (i) the amount of any Net Loss (or items of loss or deduction) allocated to such Member pursuant to Secs. 3.03 and 3.04, (ii) the amount of any cash distributed to such Member pursuant to Article V and (iii) the fair market value of any asset distributed in kind to such Member (net of any liabilities secured by such asset that such Member is considered to assume or take subject to under Section 752 of the Code). The Capital Account of the Member also shall be adjusted appropriately to reflect any other adjustment required pursuant to Treasury Regulation Section 1.704-l or 1.704-2.

(b) Upon the occurrence of any event specified in Treasury Regulation Section 1.704-l(b)(2)(iv)(f), the Managing Member may cause the Capital Accounts of the Members to be adjusted to reflect the fair market value of the Company’s assets at such time (as determined by the Managing Member) in accordance with such Regulation.

(c) The Managing Member shall at all times maintain a positive Capital Account balance in an amount sufficient to ensure that the Company is treated as a partnership for federal income tax purposes. The Managing Member shall make additional capital contributions to the Company, if any, as are necessary to comply with this Sec. 3.02(c).

Section 3.03. Allocations. Subject to Sec. 3.04, allocations to the Members of Net Income and Net Losses at the end of each fiscal year (or other period) shall be made in accordance with their respective Percentage Interests as of such date.

Section 3.04. Special Allocations.

(a) Section 704(b) Allocation Limitations. Notwithstanding Sec. 3.03, special allocations of Net Income, Net Loss or specific items of income, gain, loss or deduction may be required for any fiscal year (or other period) as follows:

(i) Minimum Gain Chargeback. The Company shall allocate items of income and gain among the Members at such times and in such amounts as necessary to satisfy the minimum gain chargeback requirements of Treasury Regulation Sections 1.704-2(f) and 1.704-2(i)(4).

(ii) Qualified Income Offset. The Company shall specially allocate Net Loss and items of income and gain when and to the extent required to satisfy the “qualified income offset” requirement within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(b) Adjustment of Allocations. In the event that the Managing Member reasonably determines that the allocations otherwise required pursuant to Sec. 3.03 or Sec. 3.04 would not properly reflect the economic arrangement of the Members or would otherwise cause any inequitable or onerous result for any Member, then, notwithstanding any provision in this Agreement to the contrary, the Managing Member may adjust such allocations in such manner as he reasonably determines to be required to prevent such result.

Section 3.05. Allocation of Income and Loss for Tax Purposes. The Company’s ordinary income and losses, capital gains and losses and other items as determined for Federal income tax purposes (and each item of income, gain, loss or deduction entering into the computation thereof) shall be allocated to the Members in the same proportions as the corresponding “book” items are allocated pursuant to Secs. 3.03 and 3.04. Notwithstanding the foregoing sentence, Federal income tax items relating to any Section 704(c) Property shall be allocated among the Members in accordance with Section 704(c) of the Code and Treasury Regulation Sections 1.704-l(b)(2)(iv)(g), 1.704-1(b)(4)(i) and 1.704-3(e) to take into account the difference between the fair market value and the tax basis of such Section 704(c) Property as of the date of its revaluation pursuant to Sec. 3.02(c) of this Agreement. Items described in this Sec. 3.05 shall neither be credited nor charged to the Members’ Capital Accounts.

Section 3.06. Determination by the Managing Member of Certain Matters.

All matters concerning valuations and the allocation of taxable income, deductions, credits, Net Income and Net Losses among the Members, including taxes thereon and accounting procedures, not expressly provided for by the terms of this Agreement, shall be equitably determined in good faith by the Managing Member, whose determination shall be final, conclusive and binding as to all of the Members.

Section 3.07. Adjustments by the Managing Member to Take Account of Interim Year Events. In the event that a Member shall be admitted to, or shall withdraw from, the Company other than at the end of the Company’s fiscal year, allocations among the Members and accounting procedures shall be equitably determined in good faith by the Managing Member, whose determination shall be final, conclusive and binding as to all of the Members.

ARTICLE IV.

Tax Returns; Reports to Members

Section 4.01. Filing of Tax Returns. The Managing Member, at the Company’s expense, shall prepare and file, or cause the accountants of the Company to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Company.

Section 4.02. Reports to Current and Former Members. The Company may at any time or from time to time, as determined by the Managing Member, prepare and mail, or cause its accountants to prepare and mail, to each Member and, to the extent necessary, to each former Member (or his or her legal representative), a report setting forth in sufficient detail that information which will enable such Member or former Member (or his or her legal representative) to prepare his or her federal, state and local tax returns in accordance with the laws, rules and regulations then prevailing.

Section 4.03. Tax Matters Partner. The Managing Member shall be designated on the Company’s annual federal information tax return as the Tax Matters Partner of the Company for purposes of Section 623l(a)(7) of the Code. Each person (for purposes of this Sec. 4.03, called a “Pass-Thru Member”) that holds or controls an interest as a Member on behalf of, or for the benefit of another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Thru Member. In the event the Company shall be the subject of an income tax audit by any federal, state or local authority, to the extent the Member is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for and its decision shall be final and binding upon, the Company and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Company.

ARTICLE V.

Distributions

Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Managing Member and shall be pro rata in proportion to the Percentage Interests of the Members. Notwithstanding the foregoing, distributions made in connection with a sale of all or substantially all the Company’s assets or a liquidation of the Company shall be made in accordance with the Members’ Capital Account balances.

ARTICLE VI.

Admission of Additional or Substitute Members

No additional Member or substitute Member (including a new or additional Managing Member or substitute Managing Member) shall be admitted to the Company (or elected) without the written approval of the Managing Member, in his sole discretion. Notwithstanding the foregoing, however, if the Managing Member dies or a court of competent jurisdiction adjudges him to be incompetent to manage his person or his property, a new or substitute Managing Member may be admitted to the Company (or elected) with the unanimous written approval of the other Members.

ARTICLE VII.

Liability of Members

The Members shall not have any liability for the obligations or liabilities of the Company except to the extent expressly provided in the Delaware Act.

ARTICLE VIII.

Death or Incompetency of a Member

If a Member dies or a court of competent jurisdiction adjudges him or her to be incompetent to manage his or her person or property, such Member’s rights and powers as a Member shall terminate, except with respect to his or her beneficial interest in his or her Capital Account. In that connection, such Member’s executor, administrator, guardian, conservator or other legal representative shall have only the economic rights and powers of such Member, and no voting rights, unless admitted to the Company as a substitute Member pursuant to Article VI.

ARTICLE IX.

Dissolution

The Company shall continue to exist notwithstanding the occurrence of any event which terminates the continued membership of a Member in the Company; provided, however, that the Managing Member may dissolve the Company and wind up its affairs at any time.

ARTICLE X.

Miscellaneous

Section 10.01. Amendments. This Agreement may be amended only by a written instrument executed by the Managing Member, provided that any such amendment does not adversely affect the interest of any other Member in any material respect.

Section 10.02. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any Member.

Section 10.03. Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

Section 10.04. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

Section 10.05. Counterparts. This Agreement may be executed in counterparts, each of which shall be considered an original, and all of which shall together constitute but one and the same instrument.

Section 10.06. Gender. All references in this Agreement to any gender shall be deemed and construed to include any other gender and legal entity, and words in the singular shall be deemed and construed to include the plural, and vice versa, unless the context otherwise requires.

Section 10.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles of such State.

IN WITNESS WHEREOF, the undersigned have duly executed this Limited Liability Company Agreement as of the 5th day of November, 1999 to be effective as of that date.

MEMBERS:

/s/ Kenneth D. Cole
Kenneth D. Cole

/s/ Maria Cuomo Cole
Maria Cuomo Cole

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